

April 6, 2009

Room 7010

Terry S. Lisenby
Chief Financial Officer, Treasurer and Executive Vice President
Nucor Corporation
1915 Rexford Road
Charlotte, NC 28211

      Re: **Nucor Corporation**
             Form 10-K for the year ended December 31, 2008
             File No. 001-04119

Dear Mr. Lisenby:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 20

1.   We note your discussion on page 21 regarding the fourth quarter decreases in average sales price per ton and a decrease in the tons shipped to outside customers. We further note on page 26 your discussion that you experienced a rapid fall-off in sales due to weaker market conditions and your outlook for 2009 on page 28. Please expand discussion, in future filings, to clarify the specific impacts and risks of recent economic events to your business. Provide an overview of how the market for your products has been affected and the current and expected future impact on your operations, financial

position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity such as your current debt instruments, credit ratings and related covenant compliance. In your response to this letter, please provide a detailed description of proposed future disclosure.

Liquidity and Capital Resources, page 25

2.   Please revise future filings to disclose, for each debt agreement, the specific terms of material debt covenants, if any.   We note you have no borrowings outstanding on your credit facility at December 31, 2008 and you have discussed the ratio of funded debt to capital, however, you have not made an affirmative statement of whether or not you have passed your covenants. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Critical Accounting Policies and Estimates, page 28

3.   Considering the decline in your stock price and the impact of recent economic events, please expand the discussion of your critical accounting policies for inventories, asset impairments and goodwill and long lived assets to provide more specific information about management's insights and assumptions. For example:
  - Expand your discussion of goodwill to quantify the significant assumptions used, include a sensitivity analysis of significant assumptions, and provide information as to known trends, uncertainties or other factors reasonably likely to result in material impairment charges in future periods. For any reporting units with a carrying value that is not significantly different from the estimated fair value, please disclose the amount of goodwill for the reporting unit and the amount of headroom.
  - Revise your asset impairment policy to clarify whether or not an impairment test was actually performed on your long lived assets under SFAS 144 at December 31, 2007. Please disclose the results of those tests to the extent they were performed, and if no test was performed explain how you considered that one was not necessary under paragraph 8 of SFAS 144. Note for future periods, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management's determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and managements estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges.
  - Your inventory policy should discuss the impact certain commodity prices, such as prices for steel and fuel costs, have had on your inventory balance in a time where

demand maybe low. We note during 2008, your LIFO charge was $341.8 million compared to $194.3 million in 2007 and that you recorded a lower of cost or market write down of $48.9 million. To the extent current market conditions may result in further adjustments to your inventory value, please disclose.

- Tell us what consideration was given to including an accounting policy note for your equity method investment and joint ventures, specifically valuation and assessing recoverability. In this regard, we note your impairment charges recorded in 2008 related to the impairment of your investment in Hlsmelt joint venture.

Given the current economic conditions, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33- 8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

4.   You performed your most recent impairment test of goodwill as of October 1, 2008. Please tell us what consideration you have given to performing an interim test of goodwill. Explain why you believe the recent significant change in the business climate does not suggest the need for testing based on the guidance in paragraph 28 of SFAS 142.

          As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Branch Chief